Senior Housing Properties Trust
400 Centre Street
Newton, MA  02458

January 25, 2008

VIA FAX AND EDGAR

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Senior Housing Properties Trust (the “Company”) Form 10-K for the year ended December 31, 2006 Filed February 28, 2007 (the “Filing”) File No. 001-15319

Dear Mr. Gordon:

We are writing in response to your letter dated January 11, 2008.  For your convenience, your original comment appears below in bold text and is followed by our response.

10-K for the year ended December 31, 2006

Consolidated Statement of Income, page F-5

1.
We note your response to comment 2.  Please additionally tell us what consideration you gave to presenting the properties sold as discontinued operations pursuant to paragraphs 41-44 of SFAS 144 since it appears that these properties may have been components.

We derive our revenues principally from rentals received pursuant to long term triple net leases of groups of multiple properties to tenants.  During 2006, we sold three properties and reported a loss on the sale of the properties.  The properties sold, which were three properties in a group of 117 properties subject to a single lease with a tenant, do not constitute a component of our business as defined in paragraph 41 of SFAS 144 because the cash flows of the three properties could not be clearly distinguished, operationally and for financial reporting purposes. Our cash flows and operations derive from the fixed rent paid by the tenant pursuant to the lease.  Accordingly, we have no discontinued operations pursuant to paragraph 41 of SFAS 144 as a result of the disposition of these three properties.

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We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above.  Please call me at (617) 219-1405 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By: /s/ Richard A. Doyle Jr.
Richard A. Doyle Jr.
Treasurer & Chief Financial Officer

cc:	Jessica Barberich Staff Accountant United States Securities and Exchange Commission